May 26, 2023	Philip T. Colton
Direct Dial: (612) 604‑6729
Main Fax: (612) 604-6800
pcolton@winthrop.com

VIA E-MAIL

Attn: Christina Chalk
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Air T, Inc.
Schedule TO-I filed May 18, 2023
File No. 005-33793

Dear Ms. Chalk:

On behalf of our clients, AIR T, Inc. (the “Company”) and Air T Funding, and with their concurrence, set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that appeared in your letter dated May 23, 2023, with respect to the filing referenced above. For the Staff’s convenience, the text of the Staff’s comments are set forth below in bold followed in each case by the response.

The Company acknowledges that it will need to amend the exchange offer statement on Schedule TO‑I following resolution of the comments. We would like to discuss and arrive at an efficient process to do so, noting that the Commission stated in the comment letter that it may have disclosure comments.

Schedule TO-I filed May 18, 2023

General

1.We note your disclosure that “the Exchange Offer is condition[ed] on the registration of the TruPS shares to be delivered in the Exchange Offer with the Commission,” that the “registration statement, upon filing, is incorporated herein by reference” and that “[s]tockholders will receive a Prospectus with respect to the TruPS shares to be exchanged in the Exchange Offer when available.” Similar disclosure appears elsewhere in your offering materials. The registration requirements of Section 5 of the Securities Act extend to both the offer and the sale of securities; therefore, the registration statement registering the offer and sale of the TruPS should have been filed and disseminated when the tender offer commenced to avoid a Section 5 violation. Please advise how you intend to proceed.

Response: In response to the Staff’s comment, the Company refers the Staff to the response to Comment #2 immediately below and that fact that the Exchange Offer complies with the requirements of Section 3(a)(9). The exchange offer documents will be revised to reflect this change.

2.    Refer to our last comment above. If you believe an exemption from the registration requirements of Section 5 is available, please identify the exemption in your response letter, describe the facts you believe support your reliance on it, and provide a legal analysis explaining why the exemption applies including cites to applicable authority supporting your determination. We note that the issuer of the Common Shares and the TruPS are two different entities.

Response: In response to the Staff’s comment, the Company advises the Commission that the Company’s Exchange Offer will be revised to indicate that the exchange offer will rely on the Section 3(a)(9) exemption from Section 5’s registration requirements. Section 3(a)(9) exempts securities “exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange” from registration with the Securities and Exchange Commission (the “SEC”). There are four elements required before a company may claim a Section 3(a)(9) exemption for the issuance of securities in an exchange offer; they are (i) the securities exchanged must be from the same issuer (i.e., the “same issuer” requirement); (ii) there is no additional consideration from the security holder as part of the exchange offer; (iii) the exchange offer is offered exclusively to the issuer’s existing security holders; and (iv), there is no additional remuneration for the solicitation.

The Company may claim a Section 3(a)(9) exemption in the present circumstance because (i) the TruPS exchanged for common stock will be issued by Air T’s 100 % owned finance subsidiary, Air T Funding, (ii) the only consideration exchanged for Air T’s common stock are the TruPS, (iii) the Exchange Offer has only been made to existing Company common stockholders; and (iv) no one has been, or will be, paid any commission or remuneration for the exchange of TruPS for common stock.

The first requirement of a Section 3(a)(9) Exemption is that the surrendered securities must come from the same issuer as those of the new securities, otherwise known as the “single issuer requirement.” Finance subsidiaries are viewed as the same issuer as the parent when the subsidiary is limited to financing operations. The Echo Bay Mines no-action letter established that a Section 3(a)(9) transaction exists in a situation where the finance subsidiary’s “sole purpose [was] the issuance of securities, the net proceeds of which [would] be utilized by the Company or other wholly-owned subsidiaries of the Company.” In Echo Bay, the Staff granted no-action relief under Section 3(a)(9) for an exchange of guaranteed debt securities of a finance subsidiary for the securities of the parent-issuer guarantor. The incoming letter in Echo Bay Resources emphasized the economic reality of the transaction, including the relationship between the parent issuer and the subsidiary, noting that (like the present situation) the subsidiary was established by the parent-issuer to issue securities and finance the activities of the parent-issuer and the subsidiary had minimal assets and liabilities that were tied to the issuance of securities. Also, like the Air T Funding situation, this subsidiary also did not have material liabilities outside of its funding purposes for the company. See SEC No-Action Letter, Echo Bay Resources Inc. (May 18, 1998).

In addition, over the years, the SEC Staff has granted no-action relief in response to other facts and circumstances that do not fit neatly within the “single issuer” requirement that are similar to the situation present in this case. In Grupo TMM, S.A. de C.V., an issuer transferred its common stock to a trust in order to facilitate the exchange of old securities for new ones. See SEC No-Action Letter, Grupo TMM, S.A. de C.V. (June 27, 2002). The issue in this no-action request was whether the issuance by the trust, which was ostensibly a different issuer, would preclude the issuer from relying on the Section 3(a)(9) exemption. The Staff provided no-action relief from Securities Act registration requirements where the incoming letter noted that the trust was a special purpose entity established for the sole purpose of allowing investors to obtain the economic right in a security and the trust did not engage in any activities unrelated to this purpose and has no independent financial or economic activity – all similar to the present situation. The Staff’s approach, along with the approach taken in Echo Bay Resources Inc. and similar no-action letters, indicates that the SEC will often focus on the underlying economic reality of the exchange for the purposes of the identity of issuer analysis.

Consistent with these precedents, issuers have relied on Section 3(a)(9) to exchange common or preferred stock for trust preferred securities. For example, in 2009, Webster Financial Corp. completed an offer to exchange, in reliance on Section 3(a)(9), of its common shares for all outstanding shares of trust preferred securities where both securities were trading.

See, https://www.sec.gov/Archives/edgar/data/801337/000119312509137888/dsctoia.htm

The characteristics of Air T Funding and the terms of the trust preferred securities to be issued here are set forth in the prior Air T Funding registration statements on file with the Commission and most relevant to this discussion, the TruPS are guaranteed by Air T, Inc. and Air T Funding is wholly-owned and controlled by Air T, Inc. Air T Funding has no other business operations than the issuance of the TruPS, the trust provides the proceeds to Air T, Inc. and payments on the TruPS are dependent, in large part, on Air T’s payment of junior subordinated debentures issued to Air T Funding for TruPS proceeds. Finally, Air T Funding’s “operations” are consolidated into the financial results of Air T, Inc. Much like the above-referenced no-action letters relating to exchange offers involved trust preferred securities, Air T Funding is a wholly-owned finance subsidiary to Air T and it does not have material assets. Air T Funding’s main function is to provide financing to the Company. As such, it fulfills the “same issuer requirement.”

Under Section 3(a)(9), the consideration that security holders exchange must consist only of existing securities. Here, in the current Exchange Offer, only the common stock of the Company held by current security holders (e.g., the old securities) may be exchanged for TruPS. As no additional securities are involved, the second requirement of a Section 3(a)(9) exemption is fulfilled.

A Section 3(a)(9) offering may only be made to existing security holders. Because the Exchange Offer is made and may only be accepted only by current Air T, Inc. security holders, the third requirement is satisfied.
Here, Air T has “no contract, arrangement or understanding relating to, and will not, directly or indirectly, pay any commission or other remuneration to any broker, dealer, salesperson, agent or any other person for soliciting tenders in the Exchange Offer.” As a result, the Exchange Offer fulfills the fourth and final requirement to claim a Section 3(a)(9) exemption.

For the reasons stated above, the Company respectfully submits that the exemption provided by Section 3(a)(9) is applicable to this Exchange Offer, including the same issuer requirement.

3.    You are attempting to use a modified Dutch auction tender offer structure for an exchange offer, where both sets of securities are publicly traded and will fluctuate in value based on daily trading prices. In addition, the range in this modified Dutch auction is not less than 1.05 and not more than 1.40 TruPS per Share. The .35 difference between the low and high ratios in the range represents a difference of over 25% above the lowest end of the range. We have concerns that the use of the modified Dutch auction structure in this context, and the range selected here, do not satisfy the requirements of Item 4 of Schedule TO and Item 1004(a) of Regulation M-A thereunder and may be confusing for shareholders. Please revise or advise.

Response: In response to the Staff’s comment, the Company respectfully submits that its Board of Directors believed that the price range in its modified Dutch auction exchange offer was a reasonable range of potential offer prices in light of the recent trading range of and market conditions relating to the Company’s common stock and the TruPS. The Company does not believe that the Commission, the Staff or the courts have specifically addressed the issue of what constitutes a reasonable price range for a modified Dutch auction offer. While many modified Dutch auction offers appear to use a price range of approximately 15% of the minimum price, the Company notes that many such tender offers have been completed using price ranges in excess of 15% in the past.

The Company analyzed various metrics, including the wide trading range of the Company’s common stock, low levels of liquidity and relatively low stock price. The Company’s 52-week trading range preceding the announcement of the tender offer was $14.09 to $27.21 (a range of approximately 93.1% of the 52-week low) with an average daily trading volume of approximately 1,300 shares per day during the last 30 day timeframe. In addition, the low end of the tender offer range was approximately 13.1% higher than the last sale price of the common stock of $23.21 on March 27, 2023, the day immediately preceding the announcement of the exchange offer (based on a 105% premium on the $25.00 liquidation value of the TruPS). The Company analyzed various metrics, including the wide trading range of the Company’s common stock, low levels of liquidity and relatively low stock price.

The Company analyzed these and additional metrics and considered various prices in setting a modified Dutch auction range that it believed would best position it to repurchase the shares sought in the exchange offer at a market-efficient price that provides reasonable price specificity to stockholders in determining whether to participate in the exchange offer. The Company selected the price range that would allow the Company to offer stockholders a higher maximum price than the Company would have offered if it had used a range of 15% over the minimum price.

As to the fact that both the shares of common stock and the TruPS are publicly- traded on Nasdaq, we are not aware of any confusion that a modified Dutch auction exchange offer will cause. Similarly, the Company submits that there is no prohibition or issue with using a modified Dutch auction pricing mechanism in an issuer exchange offer. The terms of the exchange offer are clear and defined and are much more easily calculated than certain formula offers seen in other exchange offers. The options offered are all easily calculable and there is a fixed minimum price offered (in the exchange offer as revised (see below), 1.20 TruPS per share of common stock which equals a price of $30 based on the $25.00 liquidation value of a TruPS). The Company also submits that the modified Dutch auction pricing mechanism is merely a formula to determine the price, and at its basis, it is a price that is determined by stockholders, not management or the Board. The Company desires to provide a price that stockholders determine in a voluntary offer that is fair and adequate, rather than presuming to know what is best. In addition, as we have already advised the Commission, the Company is aware of at least one other, relatively recent modified Dutch auction exchange offer – see NexPoint Strategic Opportunities Fund modified Dutch auction exchange offer commenced October 15, 2020.

https://www.sec.gov/Archives/edgar/data/1356115/000119312520270260/d79021dex991.htm

For the reasons stated above, the Company respectfully submits that the price range set in its modified Dutch auction and the modified Dutch auction complies with Item 4 of Schedule TO and Item 1004(a)(1)(ii) of Regulation M-A. However, in response to the Staff’s comment, the Company will revise the price range in the Exchange Offer and the Schedule TO to 1.20 to 1.40 TruPS per share of common stock, with $0.05 offer increments. Based off the lower exchange ratio, this represents a 16.667% range.

Sincerely,

WINTHROP & WEINSTINE, P.A.

/s/

Philip T. Colton